                                                      OMB APPROVAL
                                                  --------------------------
                                                  OMB Number:  3235-0145
                                                  Expires:  October 31, 1997
                                                  Estimated average burden
                                                  hours per response...14.90


                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934

                              (Amendment No.  1 )*


                        Xionics Document Technologies, Inc.
                  ------------------------------------------------
                                  (Name of Issuer)

                                   Common Stock
                  ------------------------------------------------
                          (Title of Class of Securities)

                                    000984-12-X1
                            ----------------------------
                                   (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G                   Page 2 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hambro International Venture Fund II L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                    781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------


                                Page 2 of 18 pages

                                      13G                   Page 3 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HIV-GEN Incorporated
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                    781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------


                                Page 3 of 18 pages

                                      13G                   Page 4 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles L. Dimmler, III
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                    781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------


                                Page 4 of 18 pages

                                      13G                   Page 5 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin A. Goodman
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------


                                Page 5 of 18 pages

                                      13G                   Page 6 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Arthur C. Spinner
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------


                                Page 6 of 18 pages

                                      13G                   Page 7 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William J. Geary
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------


                                Page 7 of 18 pages

                                      13G                   Page 8 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alexander R. Hambro
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        0 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          0 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    781,977 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------


                                Page 8 of 18 pages

                                      13G                   Page 9 of 18 pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard A. D'Amore
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   / /
                                                                  (b)   / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
NUMBER OF
SHARES                 5 SOLE VOTING POWER
BENEFICIALLY OWNED        32,449 shares
BY                    ---------------------------------------------------------
EACH                   6 SHARED VOTING POWER
REPORTING                781,977 shares
PERSON                ---------------------------------------------------------
WITH                   7 SOLE DISPOSITIVE POWER
                          32,449 shares
                      ---------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         781,977 shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    814,426 shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.9%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------


                                Page 9 of 18 pages

     NOTE: This Statement on Schedule 13G is being filed on behalf of (i) Hambro International Venture Fund II, L.P., a Delaware limited partnership;
(ii) Hiv-Gen Incorporated, a New York corporation; (iii) Richard A. D'Amore;
(iv) Edwin A. Goodman; (v) Arthur C. Spinner; (vi) Charles L. Dimmler, III;
(vii) William J. Geary; and (viii) Alexander R. Hambro.

Item 1(a).     Name of Issuer:  Xionics Document Technologies, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               510 East 73rd Street, New York, NY  10021.

   Item 2(a)                            Item 2(b)                          Item 2(c)

Name of Person Filing                   Address                            Citizenship or Place
                                                                           of Organization

Hambro International Venture            Hambro International Equity        Delaware
 Fund II, L.P., a Delaware                 Partners
 Limited Partnership                    650 Madison Avenue
 ("HIVF")                               New York, NY  10022

Hiv-Gen Incorporated, a general         Hambro International Equity        New York
 partner of HIVF and  ("Hiv-               Partners
 Gen")                                  650 Madison Avenue
                                        New York, NY  10022

Edwin A. Goodman, a general             Hambro International Equity        United States
 partner of HIVF and                       Partners
                                        650 Madison Avenue
                                        New York, NY  10022

Arthur C. Spinner, a general            Hambro International Equity        United States
 partner of HIVF and                       Partners
                                        650 Madison Avenue
                                        New York, NY  10022

Richard A. D'Amore, a general           Hambro International Equity        United States
 partner of HIVF and                       Partners
                                        650 Madison Avenue
                                        New York, NY  10022

Charles L. Dimmler, III, a generalal    Hambro International Equity        United States
 partner of HIVF                           Partners
                                        650 Madison Avenue
                                        New York, NY  10022

William J. Geary, a general             Hambro International Equity        United States
 partner of HIVF                           Partners
                                        650 Madison Avenue
                                        New York, NY  10022

Alexander R. Hambro, a general          Hambro International Equity        United States
 partner of HIVF                           Partners
                                        650 Madison Avenue
                                        New York, NY  10022

                                 Page 10 of 15 pages

Item 2(d).     Title of Class of Securities:  Common Stock, $.01 par value.

Item 2(e).     CUSIP Number:  000984-12-X1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

               (b)       Bank as defined in Section 3(a)(6) of the Act.

               (c) Insurance Company as defined in Section 3(a)(19) of the Act.

               (d) Investment Company registered under Section 8 of the Investment Company Act of 1940.

               (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

               (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         Rule 13d-1(b)(1)(ii)(F) of the Act.

               (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.


               (h) Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

               None of the above.

Item 4.   Ownership.

               (a) Amount Beneficially Owned: As of December 31, 1997, each of the following is the owner of record of the number of shares of Common Stock set forth next to his, her or its name:

                    HIVF:                         781,977 shares
                    HIV-Gen:                      0 shares
                    Mr. Goodman:                  0 shares
                    Mr. Spinner:                  0 shares
                    Mr. D'Amore:                  32,449 shares
                    Mr. Dimmler:                  0 shares
                    Mr. Geary:                    0 shares
                    Mr. Hambro:                   0 shares

     Additionally, in their capacities as individual general partners of HIVF each of Hiv-Gen, Messrs. Goodman, Spinner, Dimmler, Geary and Hambro may be deemed to own beneficially an aggregate of 781,977 shares of Common Stock as of December 31, 1997. In addition to his beneficial ownership of the shares of HIVF, Mr. D'Amore is the owner of record of 32,449 shares. As a result, Mr. D'Amore may be deemed to beneficially own 814,426 shares of Common Stock as of December 31, 1997.

                                 Page 11 of 15 pages

               (b)  Percent of Class:

                    HIVF:                              6.6%
                    HIV-Gen:                           6.6%
                    Mr. Goodman:                       6.6%
                    Mr. Spinner:                       6.6%
                    Mr. D'Amore:                       6.9%
                    Mr. Dimmler:                       6.6%
                    Mr. Geary:                         6.6%
                    Mr. Hambro:                        6.6%

     The foregoing percentages are calculated based on the 11,782,467 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Xionics Document Technologies, Inc. for the quarter ended October 31, 1997.


               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                    HIVF:                         0 shares
                    HIV-Gen:                      0 shares
                    Mr. Goodman:                  0 shares
                    Mr. Spinner:                  0 shares
                    Mr. D'Amore:                  32,449 shares
                    Mr. Dimmler:                  0 shares
                    Mr. Geary:                    0 shares
                    Mr. Hambro:                   0 shares

                                 Page 12 of 15 pages

               (ii) shared power to vote or to direct the vote:

                    HIVF:                         781,977   shares
                    HIV-Gen:                      781,977   shares
                    Mr. Goodman:                  781,977   shares
                    Mr. Spinner:                  781,977   shares
                    Mr. D'Amore:                  781,977   shares
                    Mr. Dimmler:                  781,977   shares
                    Mr. Geary:                    781,977   shares
                    Mr. Hambro:                   781,977   shares

               (iii)     sole power to dispose or to direct the disposition of:

                    HIVF :                        0 shares
                    HIV-Gen:                      0 shares
                    Mr. Goodman:                  0 shares
                    Mr. Spinner:                  0 shares
                    Mr. D'Amore:                  32,449 shares
                    Mr. Dimmler:                  0 shares
                    Mr. Geary:                    0 shares
                    Mr. Hambro:                   0 shares

               (iv) shared power to dispose or to direct the disposition of:

                    HIVF:                         781,977   shares
                    HIV-Gen:                      781,977   shares
                    Mr. Goodman:                  781,977   shares
                    Mr. Spinner:                  781,977   shares
                    Mr. D'Amore:                  781,977   shares
                    Mr. Dimmler:                  781,977   shares
                    Mr. Geary:                    781,977   shares
                    Mr. Hambro:                   781,977   shares

          Each of HIVF, Hiv-Gen, Messrs. Goodman, Spinner, D'Amore, Dimmler, Geary and Hambro expressly disclaims beneficial ownership of any shares of Common Stock of Xionics Document Technologies, Inc., except any shares held directly of record.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following:                                                    / /

                                 Page 13 of 15 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable. HIVF, Hiv-Gen, Messrs. Goodman, Spinner, D'Amore, Dimmler, Geary and Hambro expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


                                 Page 14 of 15 pages

                                     Signature

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 to the
Schedule 13G filed on February 13, 1997 for Xionics Document Technologies, Inc.


Dated:    February 13, 1998

HAMBRO INTERNATIONAL VENTURE FUND II, L.P.

By: HIV-GEN INCORPORATED
    Its General Partner

By:         *
       ---------------------------
       David Barnett
       President


HIV-GEN INCORPORATED

By:         *
       ---------------------------
       David Barnett
       President


            *
      ----------------------------
      Edwin A. Goodman


            *
      ----------------------------
      Arthur C. Spinner


            *
      ----------------------------
      Richard A. D'Amore


            *
      ----------------------------
      Charles L. Dimmler, III


            *
      ----------------------------
      William J. Geary

            *
      ----------------------------
      Alexander R. Hambro

                              *By: /s/ Lisa C. Torch
                                 ---------------------------------
                                   Lisa C. Torch
                                   Attorney-in-fact


* This Schedule 13G was executed by Lisa C. Torch pursuant to Powers of Attorney as filed as Exhibit 2 to the Schedule 13G filed on February 13, 1997 for Xionics Document Technologies, Inc.

                                 Page 15 of 15 pages